AMERICAFIRST QUANTITATIVE FUNDS

300 Harding Blvd., Suite 215

Roseville, CA  95678

June 8, 2020

VIA ELECTRONIC TRANSMISSION

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AmericaFirst Quantitative Funds CIK No. 0001539996 File Nos. 333-179594;811-22669 Accession No. 0001162044-20-000266 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

On behalf of AmericaFirst Quantitative Funds, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 27 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001162044-20-000266).  The Amendment was filed on May 6, 2020 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Modern Capital Tactical Opportunities Fund (the "Fund") for sale to the public.  The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public.  No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

If you have any questions concerning this request please contact Parker Bridgeport at (614) 469-3238.

AmericaFirst Quantitative Funds

By: /s/ Umberto Anastasi

Name: Umberto Anastasi

Title: Treasurer